SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2005

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: March 31, 2005.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS
AT AND AS OF MARCH 31, 2005 AND 2004
(Thousands of Mexican Pesos of March 31, 2005 purchasing power)

		1st QUARTER 2005		1st QUARTER 2004
REF
S	CONCEPTS	Amount	%	Amount	%

1	TOTAL ASSETS	40,586,722	100%	29,772,933	100%

2	CURRENT ASSETS	32,876,402	81%	22,488,232	76%
3	CASH AND SHORT-TERM INVESTMENTS	17,166,156	42%	12,620,563	42%
4	ACCOUNTS RECEIVABLE (NET)	11,479,229	28%	5,944,811	20%
5	OTHER ACCOUNTS RECEIVABLE	1,026,163	3%	1,019,037	3%
6	INVENTORIES	3,204,854	8%	2,903,821	10%
7	OTHER CURRENT ASSETS		0%		0%
8	LONG-TERM ASSETS	963,925	2%	1,070,407	4%
9	ACCOUNTS RECEIVABLE (NET)
10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	963,925	2%	1,070,407	4%
11	OTHER
12	PROPERT, PLANT AND EQUIPMENT	5,425,094	13%	4,237,091	14%
13	PROPERTIES	3,312,459	8%	3,203,323	11%
14	MACHINERY AND INDUSTRIAL EQUIPMENT	366,738	1%	387,955	1%
15	OTHER EQUIPMENT	5,596,411	14%	4,549,847	15%
16	ACCUMULATED DEPRECIATION	(3,850,514)	-9%	(3,904,034)	-13%
17	CONSTRUCTION IN PROGRESS		0%		0%
18	DEFERRED ASSETS (NET)	749,647	2%	1,417,640	5%
19	OTHER ASSETS	571,654	1%	559,563	2%

20	TOTAL LIABILITIES	32,492,309	100%	22,829,432	100%

21	CURRENT LIABILITIES	26,496,944	82%	18,804,643	82%
22	SUPPLIERS	4,333,380	13%	2,934,099	13%
23	BANK DEBT		0%	4,534	0%
24	STOCK MARKET LOANS	1,017,967	3%	4,262,364	19%
25	PAYABLE TAXES	123,528	0%	65,639	0%
26	OTHER CURRENT LIABILITIES	21,022,069	65%	11,538,007	51%
27	LONG-TERM LIABILITIES	4,494,836	14%	2,726,490	12%
28	BANK DEBT	1,894,836	6%	1,107	0%
29	STOCK MARKET LOANS	2,600,000	8%	2,714,028	12%
30	OTHER DEBT		0%	11,355	0%
31	DEFERRED CREDITS	1,404,379	4%	1,221,021	5%
32	OTHER LIABILITIES	96,150	0%	77,278	0%

33	CONSOLIDATED STOCKHOLDERS´ EQUITY	8,094,413	100%	6,943,501	100%

34	MINORITY STOCKHOLDERS		0%	69,142	1%
35	MAJORITY STOCKHOLDERS	8,094,413	100%	6,874,359	99%
36	CONTRIBUTED CAPITAL	1,793,210	22%	2,123,160	31%
38	CAPITAL STOCK (NOMINAL)	564,274	7%	548,871	8%
38	CAPITAL STOCK (RESTATEMENT)	169,329	2%	173,673	3%
39	PAID-IN CAPITAL	1,059,607	13%	1,400,616	20%
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
41	GAINED CAPITAL	6,301,203	78%	4,751,199	68%
42	RETAINED EARNINGS AND CAPITAL RESERVES	10,161,806	126%	8,458,457	122%
43	RESERVE FOR REPURCHASE OF SHARES	431,960	5%	535,031	8%
44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,811,369)	-59%	(4,671,579)	-67%

45	NET INCOME FOR THE PERIOD	518,806	6%	429,290	6%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of March 31, 2005 purchasing power)

		1st QUARTER 2005		1st QUARTER 2004
REF
S	CONCEPTS	Amount	%	Amount	%

3	CASH AND SHORT-TERM INVESTMENTS	17,166,156	100%	12,620,563	100%
46	CASH	1,658,040	10%	1,374,576	11%
47	SHORT-TERM INVESTMENTS	15,508,116	90%	11,245,987	89%

18	DEFERRED ASSETS (NET)	749,647	100%	1,417,640	100%
48	CAPITALIZED EXPENSES		0%		0%
49	GOODWILL	749,647	100%	1,417,640	100%
50	DEFERRED TAXES		0%		0%
51	OTHER		0%		0%

21	CURRENT LIABILITIES	26,496,944	100%	18,804,643	100%
52	DENOMINATED IN FOREING CURRENCY	204,120	1%	3,470,518	18%
53	DENOMINATED IN MEXICAN PESOS	26,292,824	99%	15,334,125	82%

24	STOCK MARKET LOANS	1,017,967	100%	4,262,364	100%
54	COMMERCIAL PAPER	1,000,000	98%	1,055,897	25%
55	MEDIUM-TERM NOTES		0%		0%
56	CURRENT PORTION OF LONG-TERM DEBT	17,967	2%	3,206,467	75%

26	OTHER CURRENT LIABILITIES	21,022,069	100%	11,538,007	100%
57	INTEREST BEARING CURRENT LIABILITIES	20,501,714	98%	11,257,077	98%
58	NON-INTEREST BEARING CURRENT LIABILITIES	520,355	2%	280,930	2%

27	LONG-TERM LIABILITIES	4,494,836	100%	2,726,490	100%
59	DENOMINATED IN FOREING CURRENCY		0%	11,355	0%
60	DENOMINATED IN MEXICAN PESOS	4,494,836	100%	2,715,135	100%

29	STOCK MARKET LOANS	2,600,000	100%	2,714,028	100%
61	BONDS	2,600,000	100%	2,714,028	0%
62	MEDIUM-TERM NOTES		0%		0%

30	OTHER DEBT	—	100%	11,355	100%
63	INTEREST BEARING CURRENT LIABILITIES		0%	11,355	100%
64	NON-INTEREST BEARING CURRENT LIABILITIES		0%		0%

31	DEFERRED CREDITS	1,404,379	100%	1,221,021	100%
65	NEGATIVE GOODWILL		0%		0%
66	DEFERRED TAXES	985,535	70%	838,533	69%
67	OTHER	418,844	30%	382,488	31%

32	OTHER LIABILITIES	96,150	100%	77,278	100%
68	RESERVES	96,150	100%	67,723	88%
69	OTHER		0%	9,555	12%

44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,811,369)	100%	(4,671,579)	100%
70	MONETARY POSITION ACCUMULATED EFFECT		0%		0%
71	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,811,369)	100%	(4,671,579)	100%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS
OTHER INFORMATION
(Thousands of Mexican Pesos of March 31, 2005 purchasing power)

		1st QUARTER 2005	1st QUARTER 2004
REF
S	CONCEPTS	Amount	Amount

72	WORKING CAPITAL	6,379,458	3,683,589
73	PENSION FUND AND SENIORITY PREMIUM RESERVE	96,150	67,723
74	EXECUTIVES (*)	166	124
75	EMPLOYEES (*)	28,344	22,990
76	WORKERS (*)	—	—
77	OUTSTANDING SHARES (*)	244,094,567	238,142,720
78	REPURCHASED SHARES (*)	5,784,640	6,977,740

(*) THESE CONCEPTS ARE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

QUARTERLY CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO MARCH 31, 2005 AND 2004
(Thousands of Mexican Pesos of March 31, 2005 purchasing power)

		1st QUARTER 2005		1st QUARTER 2004
REF
R	CONCEPTS	Amount	%	Amount	%

1	NET SALES	7,185,428	100%	5,660,914	100%
2	COST OF GOODS SOLD	3,911,448	54%	3,216,647	57%
3	GROSS PROFIT	3,273,980	46%	2,444,267	43%
4	OPERATING EXPENSES	2,554,106	36%	1,837,408	32%
5	OPERATING INCOME	719,874	10%	606,859	11%
6	COMPREHENSIVE FINANCING RESULT	106,317	1%	89,732	2%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	613,557	9%	517,127	9%
8	OTHER FINANCIAL OPERATIONS
9	PRE-TAX INCOME	613,557	9%	517,127	9%
10	RESERVE FOR TAXES AND EMPLOYEES´ STATUTORY PROFIT SHARING	106,488	1%	88,536	2%
11	INCOME BEFORE EQUITY IN INCOME OF NON- CONSOLIDATED SUBSIDIARIES AND AFFILIATES	507,069	7%	428,591	8%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	11,737	0%	316	0%
13	INCOME FROM CONTINUING OPERATIONS	518,806	7%	428,907	8%
14	DISCONTINUED OPERATIONS				0%
15	INCOME BEFORE EXTRAORDINARY ITEMS	518,806	7%	428,907	8%
16	EXTRAORDINARY ITEMS — NET
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
18	NET CONSOLIDATED INCOME	518,806	7%	428,907	8%
19	INCOME OF MINORITY STOCKHOLDERS		0%	(383)	0%
20	INCOME OF MAJORITY STOCKHOLDERS	518,806	7%	429,290	8%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of March 31, 2005 purchasing power)

		1st QUARTER 2005		1st QUARTER 2004
REF
R	CONCEPTS	Amount	%	Amount	%

1	NET SALES	7,185,428	100%	5,660,914	100%
21	DOMESTIC	6,614,337	92%	5,255,230	93%
22	FOREIGN	571,091	8%	405,684	7%
23	FOREGIN SALES EXPRESSES IN U.S. DOLLARS (***)	51,127	1%	36,319	0%

6	COMPREHENSIVE FINANCING RESULT	106,317	100%	89,732	100%
24	INTEREST EXPENSE	159,413	150%	156,821	175%
25	EXCHANGE LOSS		0%		0%
26	INTEREST INCOME	(26,800)	-25%	(28,946)	-32%
27	EXCHANGE GAIN	(8,346)	-8%	(21,035)	-23%
28	GAIN ON NET MONETARY POSITION	(17,950)	-17%	(17,108)	-19%

8	OTHER FINANCIAL OPERATIONS	—		—
29	OTHER EXPENSES (INCOME) — NET
30	(PROFIT) LOSS ON SALE OF SHARES
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS

10	RESERVE FOR TAXES AND EMPLOYEES´ STATUTORY PROFIT SHARING	106,488	100%	88,536	100%
32	INCOME TAX	125,702	118%	106,104	120%
33	DEFERRED INCOME TAX	(19,214)	-18%	(17,568)	-20%
34	EMPLOYESS´ STATUTORY PROFIT SHARING		0%		0%
35	DEFERRED EMPLOYESS´ STATUTORY PROFIT SHARING		0%		0%

(***) THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 1 Year: 2005

CONSOLIDATED INCOME STATEMENT
OTHER INFORMATION
(Thousands of Mexican Pesos of March 31, 2005 purchasing power)

REF		1st QUARTER 2005	1st QUARTER 2004
R	CONCEPTS	Amount	Amount

36	TOTAL SALES	7,185,427	5,660,913
37	NET INCOME FOR THE PERIOD (**)	419,007	321,527
38	NET SALES (**)	27,930,769	22,691,031
39	OPERATING INCOME (**)	3,044,058	2,731,008
40	INCOME OF MAJORITY STOCKHOLDERS (**)	1,974,915	1,711,287
41	CONSOLIDATED NET INCOME (**)	1,975,298	1,712,895

       (***) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 1 Year: 2005

QUARTERLY CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO MARCH 31, 2005 AND 2004
(Thousands of Mexican Pesos of March 31, 2005 purchasing power)

REF		1st QUARTER 2005		1st QUARTER 2004

R	CONCEPTS	Amount	%	Amount	%

1	NET SALES	7,185,428	100%	5,660,914	100%
2	COST OF GOODS SOLD	3,911,448	54%	3,216,647	57%
3	GROSS PROFIT	3,273,980	46%	2,444,267	43%
4	OPERATING EXPENSES	2,554,106	36%	1,837,408	32%
5	OPERATING INCOME	719,874	10%	606,859	11%
6	COMPREHENSIVE FINANCING RESULT	106,317	1%	89,732	2%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	613,557	9%	517,127	9%
8	OTHER FINANCIAL OPERATIONS
9	PRE-TAX INCOME	613,557	9%	517,127	9%
10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY PROFIT SHARING	106,488	1%	88,536	2%
11	INCOME BEFORE EQUITY IN INCOME OF NON- CONSOLIDATED SUBSIDIARIES AND AFFILIATES	507,069	7%	428,591	8%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	11,737	0%	316	0%
13	INCOME FROM CONTINUING OPERATIONS	518,806	7%	428,907	8%
14	DISCONTINUED OPERATIONS				0%
15	INCOME BEFORE EXTRAORDINARY ITEMS	518,806	7%	428,907	8%
16	EXTRAORDINARY ITEMS - NET
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
18	NET CONSOLIDATED INCOME	518,806	7%	428,907	8%
19	INCOME OF MINORITY STOCKHOLDERS		0%	(383)	0%
20	INCOME OF MAJORITY STOCKHOLDERS	518,806	7%	429,290	8%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 1 Year: 2005

QUARTERLY CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of March 31, 2005 purchasing power)

REF		1st QUARTER 2005		1st QUARTER 2004
R	CONCEPTS	Amount	%	Amount	%

1	NET SALES	7,185,428	100%	5,660,914	100%
21	DOMESTIC	6,614,337	92%	5,255,230	93%
22	FOREIGN	571,091	8%	405,684	7%
23	FOREGIN SALES EXPRESSES IN U.S. DOLLARS (***)	51,127		36,319	1%

6	COMPREHENSIVE FINANCING RESULT	106,317	100%	89,732	100%
24	INTEREST EXPENSE	159,413	150%	156,821	175%
25	EXCHANGE LOSS		0%		0%
26	INTEREST INCOME	(26,800)	-25%	(28,946)	-32%
27	EXCHANGE GAIN	(8,346)	-8%	(21,035)	-23%
28	GAIN ON NET MONETARY POSITION	(17,950)	-17%	(17,108)	-19%

8	OTHER FINANCIAL OPERATIONS	—		—
29	OTHER EXPENSES (INCOME) - NET
30	(PROFIT) LOSS ON SALE OF SHARES
31	(PROFIT) LOSS ON SALE OF SHORT-TERM
	INVESTMENTS

10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY PROFIT SHARING	106,488	100%	88,536	100%
32	INCOME TAX	125,702	118%	106,104	120%
33	DEFERRED INCOME TAX	(19,214)	-18%	(17,568)	-20%
34	EMPLOYESS ´STATUTORY PROFIT SHARING		0%		0%
35	DEFERRED EMPLOYESS ´STATUTORY PROFIT SHARING		0%		0%

     (***) THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 1 Year: 2005

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO MARCH 31, 2005 AND 2004
(Thousands of Mexican Pesos of March 31, 2005 purchasing power)

REF		1st QUARTER 2005	1st QUARTER 2004
C	CONCEPTS	Amount	Amount

1	CONSOLIDATED NET INCOME	518,806	428,907
2	+ ( - ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	578,029	449,478
3	CASH FLOW FROM NET INCOME OF THE YEAR	1,096,835	878,385
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	3,290,595	1,448,671
5	CASH GENERATED BY (USED ON) OPERATING ACTIVITIES	4,387,430	2,327,056
6	CASH FLOW FROM EXTERNAL FINANCING	(300,588)	3,050,997
7	CASH FLOW FROM INTERNAL FINANCING	22,585	204
8	CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	(278,003)	3,051,201
9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(423,323)	(365,163)
10	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,686,104	5,013,094
11	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	13,480,052	7,607,469
12	CASH AND CASH EQUIVALENTS AT END OF PERIOD	17,166,156	12,620,563

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 1 Year: 2005

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO MARCH 31, 2005 AND 2004
(Thousands of Mexican Pesos of March 31, 2005 purchasing power)

REF		1st QUARTER 2005	1st QUARTER 2004
C	CONCEPTS	Amount	Amount

2	+ ( - ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	578,029	449,478
13	DEPRECIATION AND AMORTIZATION OF THE PERIOD	306,603	250,528
14	INCREASE (DECREASE) IN IN PENSION FUND AND SENIORITY PREMIUM RESERVE	5,473	1,677
15	EXCHANGE (GAIN) LOSSES
16	NET INCOME (EXPENSE) FROM RESTATEMENT OF ASSETS AND LIABILITIES
17	OTHER ITEMS	286,409	263,919
17	OTHER ITEMS THAT DOESN ´T HAVE TO DO WITH EBITDA	(20,456)	(66,646)

4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	3,290,595	1,448,671
18	(INCREASE) DECREASE IN ACCOUNTS RECEIVABLE	(362,389)	(435,376)
19	(INCREASE) DECREASE IN INVENTORIES	471,164	375,291
20	(INCREASE) DECREASE IN LONG-TERM ACCOUNTS RECEIVABLE AND OTHER ASSETS	1,129,255	510,004
21	INCREASE (DECREASE) IN SUPPLIERS	(122,241)	(351,657)
22	INCREASE (DECREASE) IN OTHER LIABILITIES	2,174,806	1,350,409

6	CASH FLOW FROM EXTERNAL FINANCING	(300,588)	3,050,997
23	SHORT-TERM BANK DEBT AND STOCK MARKET LOANS	(6,675)	3,494,585
24	LONG-TERM BANK DEBT AND STOCK MARKET LOANS	72,324	(561,693)
25	DIVIDENDS RECEIVED
26	OTHER FINANCING	(272,932)	207,752
27	(- ) BANK DEBT AMORTIZATION
28	(- ) STOCK MARKET LOANS AMORTIZATION
29	(- ) OTHER FINANCING	(93,305)	(89,647)

7	CASH FLOW FROM INTERNAL FINANCING	22,585	204
30	INCREASE (DECREASE) IN CAPITAL STOCK		28
31	PAID DIVIDENDS
32	PAID-IN CAPITAL	22,585	176
33	CONTRIBUTIONS FOR FUTURE CAPITAL STOCK INCREASES

9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(423,323)	(365,163)
34	(INCREASE) DECREASE IN PERMANENT INVESTMENTS		(104,090)
35	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(423,323)	(261,073)
36	INCREASE IN CONSTRUCTION IN PROGRESS
37	SALE OF PERMANENT INVESTMENTS
38	SALE OF FIXED ASSETS
39	OTHER ITEMS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 1 Year: 2005

FINANCIAL RATIOS
CONSOLIDATED FINANCIAL STATEMENTS

REF		1st QUARTER 2005		1st QUARTER 2004
P	CONCEPTS

	YIELD
1	NET INCOME TO NET SALES		7.22%		7.58%
2	NET INCOME TO STOCKHOLDERS ´EQUITY (**)		24.40%		24.89%
3	NET INCOME TO TOTAL ASSETS (**)		4.87%		5.75%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME		—%		—%
5	INCOME DUE TO GAIN ON NET MONETARY POSITION		3.46%		3.99%

	ACTIVITY
6	NET SALES TO TOTAL ASSETS (**)	0.69	times	0.76	times
7	NET SALES TO FIXED ASSETS (**)	5.15	times	5.36	times
8	INVENTORY TURNAROUND (**)	4.15	times	3.99	times
9	RECEIVABLES TURNAROUND	125	days	82	days
10	INTEREST EXPENSE TO TOTAL INTEREST BEARING LIABILITIES (**)		8.00%		5.40%

	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS		80.06%		76.68%
12	TOTAL LIABILITIES TO STOCKHOLDERS ´EQUITY	4.01	times	3.29	times
13	FOREIGN CURRENCY LIABILITIES TO FIXED ASSETS		0.63%		15.25%
14	LONG-TERM LIABILITIES TO FIXED ASSETS		82.85%		64.35%
15	OPERATING INCOME TO INTEREST EXPENSE	4.52	times	3.87	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.86	times	0.99	times

	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.24	times	1.20	times
18	CURRENT ASSETS LESS INVENTORIES TO CURRENT LIABILITIES	1.12	times	1.04	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	1.01	times	0.99	times
20	CASH TO CURRENT LIABILITIES		64.79%		67.11%

	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES		15.26%		15.52%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES		45.80%		25.59%
23	CASH GENERATED BY (USED IN) OPERATING ACTIVITIES TO INTEREST EXPENSE	27.52	times	14.84	times
24	EXTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES		108.12%		99.99%
25	INTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES		(8.12)%		0.01%
26	ACQUISITION OF PROPERTY, PLANTA AND EQUIPMENT TO CASH GENERATED BY (USED IN) INVESTING ACTIVITIES		100.00%		71.49%

(**) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 1 Year: 2005

PER SHARE DATA
CONSOLIDATED FINANCIAL STATEMENTS

REF		1st QUARTER 2005		1st QUARTER 2004
D	CONCEPTS

1	BASIC EARNINGS PER COMMON SHARE (**)	8.13		7.17
2	BASIC EARNINGS PER PREFERENT SHARE (**)	—		—
3	DILUTED EARNINGS PER COMMON SHARE (**)	—		—
4	EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS (**)	5.12		7.17
5	EFFECT OF DISCONTINUED OPERATIONS ON EARNINGS PER COMMON SHARE (**)	—		—
6	EFFECT OF EXTRAORDINARY ITEMS ON EARNINGS PER COMMON SHARE (**)	3.01		—
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON EARNINGS PER COMMON SHARE (**)	—		—
8	BOOK VALUE PER SHARE	33.16		28.87
9	ACCUMULATED CASH DIVIDEND PER COMMON SHARE	—		—
10	DIVIDEND IN SHARES PER COMMON SHARE	—	shares	—	shares
11	MARKET PRICE TO BOOK VALUE	2.70	times	2.55	times
12	MARKET PRICE TO BASIC EARNINGS PER COMMON SHARE (**)	11.01	times	10.30	times
13	MARKET PRICE TO BASIC EARNINGS PER PREFERENT SHARE (**)	—	times	—	times

          (**) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Grupo Elektra Announces Record EBITDA of Ps. 1.0 Billion for 1Q05, up 19% YoY,

— Record Revenues of Ps. 7.2 Billion for 1Q05, up 27% YoY,

— Banco Azteca’s Gross Credit Portfolio Increased 90% YoY to Ps. 11.7 Billion and Customer Deposits Grew 83% YoY to Ps. 20.5 YoY to Ps. 20.5 ‘ Billion —

Highlights

Consolidated revenues increased 26.9% YoY to Ps. 7.2 billion in 1Q05 from Ps. 5.7 billion in 1Q04. Revenues were boosted by the financial division’s solid growth, by the favorable performance of our new stores, and the continued success of our Latin-American operations.

Strong revenue growth and a 300 basis point gain in the consolidated gross margin resulted in a 19.0% YoY growth in consolidated EBITDA to Ps. 1.0 billion from Ps. 862.8 million in 1Q04.

Merchandise sales for 1Q05 rose 7.7% YoY to Ps. 4.3 billion from Ps. 4.0 billion in 1Q04. Going forward, we expect that our new stores and new products, and our effective and competitive promotional credit and cash price campaign strategies could spur growth in merchandise revenues.

Banco Azteca’s gross credit portfolio grew 90.4% YoY to Ps. 11.7 billion in 1Q05 from Ps. 6.1 billion in 1Q04; while customer deposits grew 83.4% YoY to Ps. 20.5 billion from Ps. 11.2 billion in 1Q04.

Seguros Azteca and Afore Azteca reported net income of Ps. 31.9 million and Ps. 15.2 million, respectively.

On March 1, Grupo Elektra started banking operations in Panama, an important first step to replicate our successful business strategy in that and other Latin American countries.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Mexico City, April 21, 2005 – Grupo Elektra S.A. de C.V. (BMV: ELEKTRA*; NYSE: EKT; Latibex: XEKT), Latin America’s specialty retailer, consumer finance and banking and financial services company, reported today its financial results for the first quarter of 2005.

Javier Sarro, CEO of Grupo Elektra said, “Our 1Q05 results showed excellent consolidated revenues and a strong cash generation. Going into the remainder of the year, we expect an increased participation of the financial division in sales and earnings. We also anticipate that our new stores and new products offered at our stores could boost growth in merchandise sales. Furthermore, we will continue implementing strategies to ease the pressure on the gross margin of these revenues”.

Carlos Septién, Banco Azteca’s CEO, commented “Banco Azteca continues to show an outstanding growth across all financial products and services. Our business has been supported a strong infrastructure in order to cater to an increasing customer base, through more than 1,400 bank branches across Mexico”.

1Q05 Financial Highlights

          Consolidated Revenues

Total consolidated revenues increased 26.9% YoY from Ps. 5.7 billion in 1Q04 to Ps. 7.2 billion in 1Q05, the highest level reached in a first quarter. This result is explained by:

A solid 71.2% increase YoY in financial revenues from Banco Azteca, growth largely attributable to the promotional campaigns implemented through the quarter that increased the number of credit applications at our stores, new desks at third party channels; 12 new stand-alone branches; and the success of our mobile sales force (Comercializadora) in attracting new customers.

A 7.7% YoY growth in merchandise sales boosted by new, relocated and remodeled stores; and by the addition of new merchandise including an exclusive brand Blue Light; LCD monitors, ATV (All Terrain Vehicles) and recreational motorcycles, and portable DVD’s. Finally, we are also reaping the benefits of our continued aggressive pricing and promotional strategies, and our door-to-door sales initiative.

A 26.9% YoY growth in money transfer revenues;

A 146.9% YoY growth in other income, which includes revenues from Milenia, Afore Azteca, Seguros Azteca, and from our credit operations in Latin America. The YoY in this revenue line is explained by the favorable results registered in our two newest business units (Afore and Seguros Azteca) and the encouraging results in our Latin-American operations.

154 net new stores and a 17.4% YoY growth in the exhibition surface area.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

EBITDA

Consolidated EBITDA reached Ps. 1.0 billion a 19.0% YoY increase from Ps. 862.8 million in 1Q04. During the quarter, the growth in operating expenses was partially offset by higher consolidated revenues and a 239 basis points higher consolidated gross margin. Consolidated EBITDA margin reached 14.3%, 95 basis points lower than the 15.2% reported in 1Q04.

Operating
Expenses

During the quarter, operating expenses grew 41.6% YoY, from Ps. 1,586.9 million in 1Q04 to Ps. 2,247.5 million in 1Q05. The increase in operating expenses was mainly the result of:

154 net new stores (170 openings and 16 closings), 9 remodeled and 2 relocated stores.

Higher compensation for our employees, in line with our plan based on contribution.

Hiring and training of new employees for our financial division and our door-to-door sales force, which is reflected in a 23.3% increase in headcount, from 23,114 employees at the end of 1Q04 to 28,510 employees in 1Q05.

Higher advertising expenses from our new business units.

Operating Profit

Operating income increased by 18.6% YoY as depreciation and amortization expenses increased 22.4% YoY.
This increase is attributable to the growth in fixed assets in both the retail and financial division as a consequence of our expansion, remodeling and relocation plans.

Net Income

Our solid operating performance, coupled with a 18.5% YoY decrease in the comprehensive cost of financing, as well as a Ps. 11.7 million gain from our equity participation in Comunicaciones Avanzadas, led to a net income of Ps. 518.8 million in 1Q05, 20.9% higher than the Ps. 429.3 million net income of 1Q04.

Retail Division Highlights

          Store

Formats

During 1Q05, Grupo Elektra opened 101 new Elektra stores in Mexico YoY, 10 new Elektra stores in Latin America, and relocated or remodeled another 11 Elektra stores in Mexico, Guatemala and Honduras. Also through the year, we closed 11 Salinas y Rocha stores and 5 Bodega de Remates stores that did not meet our profitability standards. In addition, during the quarter we operated 58 stores under our new Elektricity store format.

Merchandise revenues by format showed a consistent growth rate for Elektra, with a 10.2% YoY increase. However, revenues for Salinas y Rocha and Bodega de Remates reported YoY decreases of 10.8% and 0.9%, respectively, due to the stores closed when compared to the 1Q04.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Additionally, our Elektricity format has shown a great acceptance amongst our clients, registering a 521.2% YoY revenue growth.

          CAPEX

Capital expenditures in the first quarter were Ps. 423.3 million, principally from store openings.

          International Operations

Our Latin American operations (Guatemala, Honduras and Peru) continue showing excellent results. During the 1Q05, revenues in this region registered an increase of 48.1% YoY.

On March 1, 2005, Grupo Elektra announced the start of operations of its first banking subsidiary outside Mexico, Banco Azteca (Panamá), S.A. in Panama City. In accordance with Panamanian regulation, Grupo Elektra has fully funded the the US$10 million required capitalization. The Company plans to build an infrastructure of Banco Azteca (Panamá), where there are already four branches in operation and approximately 300 loans have been placed.

          Electronic Money Transfers

Dinero Express: our intra-Mexico electronic money transfer business continues to show excellent results triggered by its successful marketing efforts. Revenues increased 33.6% YoY to Ps. 114.0 million in the 1Q05 from Ps. 85.3 million in the 1Q04. Also during the quarter, we transferred the equivalent of Ps. 1.7 billion through 1.5 million transactions, representing YoY increases of 45.0% and 34.5%, respectively.

Western Union: Revenues from our agency relationship with Western Union increased 21.6% YoY to Ps. 130.0 million in the 1Q05 from Ps. 106.9 million in the 1Q04. Revenues were boosted by a 24.4% YoY growth in the number of transfers and by a 37.5% YoY growth in the amount transferred.

Banco Azteca

For 1Q05, Banco Azteca reported a net income of Ps. 201.5 million, 24.4% higher than the net income of Ps. 162.0 million for 1Q04. The 71.2% YoY increase in financial revenues was offset by a 73.9% YoY increase in Banco Azteca’s costs, as interests paid on and funding, loan-loss provisions, and operating expenses grew 243.6%, 4.4%, and 60.7% YoY, respectively.

Financial revenues were boosted by our credit promotional strategies implemented during the quarter: “Buy at 15 months and pay at at 18 months” and “In your credit purchases, receive a Ps. 300 bonus”.

As of March 31, 2004, the estimated capitalization index of Banco Azteca was 11.01%, compared to 11.2% at the closing of December, 2004, and 11.6% on March 31, 2004. All figures exceed the 8.0% minimum capitalization index required by Mexican regulators.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

           Consumer Loans, Personal Loans and Combined Credit Portfolio.

Banco Azteca’s total gross credit portfolio increased 90.4% YoY, reaching Ps. 11.7 billion from Ps. 6.1 billion at the end of 1Q04. The average term of the credit portfolio at the end of the 1Q05, was 53 weeks, representing an increase of 1 week when compared to 1Q04 and 1 week less when compared to 4Q04.

At the end of 1Q05, we had a total of 4.2 million active accounts, representing a 33.0% YoY increase from 3.1 million accounts in 1Q04.

Consumer and personal loans represented 53.6% and 22.4% of the gross credit portfolio at the end of 1Q05, respectively. The collection rate of Banco Azteca continues at the same excellent historic level that defines Grupo Elektra’s standard, approximately 97.0% as of March 31, 2005.

          Savings Accounts and Term Deposits

Net deposits increased 83% YoY, from Ps. 11.2 billion in 1Q04 to Ps. 20.5 billion in 1Q05. Year-Over-Year, the total number of accounts rose by 2.5 million to 6.2 million.

Afore Azteca

For 1Q05, Afore Azteca reported a net income of Ps. 15.2 million from a net income of Ps. 11.0 million for 1Q04.

As of March 31, 2005, Siefore Azteca reached Ps. 3.2 billion in net assets under management, a 213% increase Year-Over-Year, and yielded a 6.14% return in the 1Q05. The number of affiliates reached 92,000 and the number of assignees was 761,000, both as of March 31, 2005.

Seguros Azteca

For the fourth consecutive quarter, Seguros Azteca recorded positive net income of Ps. 31.9 million, from a net loss of Ps. 9.0 million in 1Q04.

Currently Seguros Azteca offers Vidamax (life insurance) on three products: personal loans, consumer loans and credit sales of cellular phones. The acceptance of our customers has been outstanding as 78% of the customers that are granted a personal loan buy Vidamax, while for consumer and cellular loans the acceptance is 43% and 51%, respectively.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Consolidated Balance Sheet

Cash and Cash Equivalents

Total cash and cash equivalents rose to Ps. 17.2 billion in 1Q05 from Ps. 12.6 billion in 1Q04, comprised of Ps. 4.8 billion from the retail division and Ps. 12.4 billion from the financial division.

The retail division cash and equivalents registered a 29.1% YoY decrease, due to the fact that during the 1Q04, Grupo Elektra placed Ps. 2,600 in long term unsecured “Certificados Bursátiles”, resources that were subsequently used in April 2004, for the early redemption of our US$275 million Senior Notes. Cash and equivalents from the Financial Division increased 111.1% or by Ps. 6.5 billion over the same period a year ago in line with the growth in customer deposits.

Consolidated Gross Credit Portfolio

Total consolidated gross credit portfolio increased 86.7% YoY to Ps. 12.4 billion in 1Q05 from Ps. 6.6 billion at the end of 1Q04. The retail division’s customer accounts receivable, now comprised only of our credit operations in Latin America, continued to show encouraging results as they increased 68.7% YoY to Ps. 521.3 million in 1Q05 from Ps. 309.1 million in 1Q04.

Total Debt and Net Debt

At the end of 1Q05, the retail division’s total debt with cost was Ps. 3.6 billion, 49.1% lower when compared to Ps. 7.1 billion at the end of 1Q04, and 0.8% lower when compared to Ps. 3.6 billion of 4Q04. Net debt at the retail division decreased YoY, from Ps. 349 million in 1Q04 to negative Ps. 1,153 million in 1Q05.

On March 1, 2005, Grupo Elektra successfully placed Ps. 400 million in unsecured short-term “Certificados Bursátiles”. The issue has a total term of 336 days and yields a rate of TIIE (28 days) plus 200 basis points per annum. The issue carries an “F2(mex)” credit rating for local currency issues from Fitch México. The resources obtained are being used for working capital purposes.

Equity

For the seventh time in a row, consolidated equity registered positive growth rates. Particularly, during the 1Q05, equity grew 16.6% YoY from Ps. 6.9 billion in 1Q04 to Ps. 8.1 billion in 1Q05, largely as a result of the 20.9% YoY increase in net income.

NOTE 1. COMPANY ACTIVITY

Grupo Elektra, S. A. de C. V. (“Grupo Elektra”) and its subsidiaries (the Company) are mainly engaged in the sale of household and major appliances, household furniture, cellular telephones and personal computers through a chain of 959 stores in Mexico and 78 stores in Guatemala, Peru and Honduras. The Company operates four store formats: Elektra, Salinas y Rocha, Bodega de Remates and Electricity.

Additionally, the Company offers a series of financial products and services, the most important of which are granting loans for purchases of durable goods, personal loans, receiving deposits and opening savings and investment accounts, as well as performing money transfer services from the United States to Mexico and within Mexico, and performing money transfers from Mexico to Guatemala, Honduras and Peru.

On July 18, 2003, Grupo Elektra acquired CIGNA Seguros, S. A., which was renamed Seguros Azteca, S. A. de C. V. (Seguros Azteca), and which offers life, accident and health insurance to the Company’s customers. This purchase did not include portfolios of insureds or liabilities. Seguros Azteca began operations on February 12, 2004.

Grupo Elektra received authorization from Mexico’s Finance Ministry (SHCP) to operate a Retirement Saving Fund Administrator, named Afore Azteca, S. A. de C. V. (Afore Azteca). It started operations at the beginning of July 2003.

Grupo Elektra received approval from the SHCP to incorporate Banco Azteca, S. A. de C. V., Institución de Banca Múltiple (BAZ), which began operations in the last quarter of 2002 and, at March 31, 2005, had established branches in the 959 Elektra and Salinas y Rocha stores and approximately 200 other branches in third party channels.

Grupo Elektra received authorization by the Superintendent of Banks of Panama on November 24, 2004, resolution number SB-224-2004.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of Banco Azteca, Afore Azteca and Seguros Azteca included in the consolidated financial statements have been prepared in accordance with the accounting criteria established by the Commission, which are the same as Mexican Generally Accepted Accounting Principles (Mexican GAAP).

Below is a summary of the most significant accounting policies, including the concepts, methods and criteria related to recognition of the effects of inflation on the financial information:

a.	Recognition of the effects of inflation

The accompanying consolidated financial statements have been prepared in accordance with Mexican GAAP and are expressed in constant pesos with purchasing power as of March 31, 2005, in accordance with the following policies:

-	Inventory and cost of sales are restated by using the replacement cost method.

-	Property, furniture, equipment, investment in stores, minority investments in shares, goodwill and the components of shareholder equity are restated by applying factors derived from the Mexican National Consumer Price Index (INPC).

-	The gain on monetary position represents the profit from inflation, as measured by the INPC, on the monthly net monetary liabilities and assets during the year, restated to pesos with purchasing power as of the end of last year.

-	The result from holding non-monetary assets represents the increase of the restated value of these assets, applying specific costs above or below inflation measured in terms of the INPC, and is included in the insufficiency in the restatement of capital.

-	The INPC used to recognize the effects of inflation on the financial statements was 113.438 and 108.672 as of March 31, 2005 and 2004, respectively.

b.	Principles of consolidation

The consolidated financial statements include those of the Company and all of its controlled subsidiaries. All intercompany balances and operations have been eliminated in the consolidation.

c.	Investments in securities

The Company considers all highly liquid investments with maturity of less than three months to be cash equivalents.

The marketable securities of Banco Azteca are represented by trading securities, which are initially recorded at their cost of acquisition, plus yields generated, and recognized in the statement of income as they accrue.

Negotiable securities are expressed at their net realization value, based on their estimated market value, determined by a price provider authorized by the Commission.

d.	Loan portfolio

The balance of the loan portfolio is represented by the amounts actually granted to borrowers, plus uncollected accrued interest and deducted from interest collected in advance and from the allowance for credit losses.

Loans are considered past due based on their total unpaid balance, when interest or installment payments are not received within the terms shown below:

-	Loans with a single payment of principal and interest 30 days or more past due.

-	Loans with a single payment of principal at due date and periodic interest payments 90 days or more past due on interest payments or 30 days or more past due on the payment of principal.

-	Loans with installments on the principal and interest, at 90 days or more in arrears.

-	Revolving loans if there are two monthly billing periods, or 60 or more days past due.

-	Mortgage loans, when principal and interest payments are 90 days or more past due.

e.	Allowance for credit losses

The Company has created reserves in accordance with expected losses, based on historical experience. The calculation of this reserve was performed following the methodology utilized by Elektrafin, a Company that granted loans until 2002, and which merged with Elektra in 2003 before BAZ began operations, which consisted of increasing the allowance for doubtful accounts for each credit sale.

f.	Inventories and cost of sales

Inventories and cost of sales are originally determined by the average cost method and are restated as mentioned in Note 2-a. Value of inventories so determined do not exceed current market value.

g.	Property, furniture, equipment and investment in stores

Real estate, furniture and equipment are expressed at cost of acquisition and are restated as explained in Note 2-a. Investment in stores represents expenditures necessary to prepare the stores operated by the Company, and is restated as mentioned in Note 2-a.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets. Amortization of investment in stores is calculated by the straight-line method over periods not exceeding five years.

h.	Investments in shares of associated companies

The investment in CASA is valued by the equity method. The equity in the results of CASA is shown in the statement of results net of the amortization of goodwill.

The other investments in shares in which it owns less than 10% of the capital are expressed originally at cost and are restated as mentioned in Note 2-a.

In accordance with the accounting provisions of Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of Mexican Generally Accepted Accounting Principles, the value of the shares in permanent investments is subject to tests of impairment in those cases where the value of the use is less than the accounting value. The difference is the impairment of goodwill.

i.	Goodwill

Until December 31, 2004, the excess of cost of the shares of associates and subsidiaries over the book value (goodwill) is amortized over 20 years. In accordance with the accounting provisions of Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of the Mexican Generally Accepted Accounting Principles, goodwill is subject to tests of impairment in those cases where the value of use is less than the accounting value. The difference is the impairment of goodwill.

As of March 31, 2005, the balance of goodwill presented in the balance sheets only corresponds to CASA.

j.	Demand and term deposits

BAZ liabilities for this concept are composed of interest bearing deposits and savings, which are represented by concentrated, savings and investment accounts, as well as notes with yields payable on maturity. These liabilities are recorded at capture or placement costs plus accrued interest determined by days transpired as of the monthly close. These are charged to the results.

Ahorro Guardadito and Inversion Azteca demand deposits accrue annual interest from 0.5% to 1.5% in savings and in investments from 4% to 6%, respectively (79% of the account), and from 6% to 8% annually (21% of the account).

Money market funds have $ 324 million with interest at 8.95% with maturity dates principally between 90 and 180 days. The remainder is at a 9.01% rate with 30 day maximum terms.

k.	Income Tax, Asset Tax and Employees’ Statutory Profit Sharing

The Company recognizes the effects of deferred taxes by applying the income tax rate to all differences between the book and tax values of assets and liabilities, and considering tax-loss carry-forwards and asset tax recoverable likely to be obtained.

Deferred employees’ statutory profit sharing is determined considering the non-recurring temporary differences between the accounting profit and the taxable base used for profit-sharing purposes.

l.	Labor obligations

Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service, as well as benefits from the non-contributory retirement plans established by the Company’s subsidiaries for their employees, to which they do not contribute, are recognized as costs of the years in which the services are rendered through contributions to irrevocable trust funds, based on actuarial studies.

Other seniority-based compensation, to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to results in the year in which it becomes payable. (See Note 2-u).

m.	Review of the values of long-lived assets

The Company periodically evaluates the recovery value of its tangible and intangible long-lived assets, including goodwill, based on future flows from its two cash-generating units (sales and credit). If the accounting value of the assets exceeds the use value (discounted flows) a loss from impairment of these assets is recognized.

The procedure and criterion used by the company are in agreement with the provisions established in Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of Mexican Generally Accepted Accounting Principles, issued in March 2003.

n.	Transactions in foreign currencies and translation of foreign operations

Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates on which they are entered into. Assets and liabilities denominated in these currencies are stated at Mexican peso equivalents current as of the date of the balance sheet. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled or valued at the close of the year are applied to the results.

To consolidate the operations of the subsidiaries in Guatemala, Honduras and Peru, the company restates the figures of these subsidiaries by applying inflation factors of each country and converts the assets and liabilities (monetary and non-monetary), as well as the income and expenses at the exchange rate in effect on the date of the close of the year.

o.	Earnings per share

Earnings per share is calculated by dividing the consolidated net income by the weighted average number of shares outstanding.

p.	Operations with derivative financial instruments

Beginning in 2004, the effects of operations with derivative financial instruments indexed to company’s own shares are recognized in the statement of results as income or expense, and those resulting from interest rate coverage instruments are recognized in the comprehensive profit, both at their fair value as of December 31 of each year.

Until December 31, 2003 profits and losses from derivative financial operation contracts were recorded within the premium for placement of shares because it dealt with operations with the company’s own shares. Until 2003, accrued interest expense on the transactions, as well as dividends pertaining to these shares, were recorded in income.

Beginning in 2004, the company chose early adoption of Bulletin B-10, “Derivative Financial Instruments and Coverage Operations” of the Mexican Generally Accepted Accounting Principles.

q.	Comprehensive income

Comprehensive income includes the net income for the year, plus any items which, in accordance with Mexican Generally Accepted Accounting Principles, must be recorded directly in the shareholder equity and are not capital contributions or reductions

r.	Revenue recognition

The Company recognizes revenue on sales when goods are delivered to customers.

Interest is recognized as income when accrued, applying the straight-line method. However, recognition of interest is suspended at the time when loans are reclassified to the past due portfolio. With respect to uncollected ordinary accrued interest corresponding to loans classified to the past due portfolio, an estimate is created for an amount equivalent to the total amount at the time the loan is reclassified to the past-due portfolio. Accrued interest (late) during the period in which the loan is classified to the past due portfolio is not recognized as income until it is actually collected.

Revenues from money transfer services represent the commissions paid by Western Union to Elektra arising from money transfers collected in BAZ located in Elektra and SyR stores and third party channels, plus the company’s share of the foreign exchange gain, as well as commissions paid by Elektra’s customers for money transfers within Mexico. Both types of commissions are recorded when services are provided.

Revenues from extended warranty sales are recorded as deferred credits on the date the contracts are sold, and are applied to income using the straight-line method over the terms of the extended warranties (from two to five years).

Income from the sale of life insurance policies are recorded at the time the policies are issued, and are decreased by the premiums paid for reinsurance.

s.	Presentation of revenues and costs

In order to match income derived from the Company’s credit activities with the costs necessary to generate them, both decreased by the result from monetary position, interest accrued from credit sales and late interest are presented as income. Similarly, interest paid for savings and the estimate for credit risk are classified within costs.

Other interest earned or paid is classified as part of the comprehensive cost of financing.

t.	Use of estimates

Preparation of financial statements in accordance with Mexican Generally Accepted Accounting Principles requires that management make estimates that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

u.	Reconciliation between net income and EBITDA

	1Q05	1Q04	2005	2004
Reported net income	518.8	429.3	518.8	429.3

Add (substract) the following items:
Minority interest	—	(0.4)	—	(0.4)
Extraordinary item	—	—	—	—
Equity in (income) loss of affiliated companies	(11.7)	(0.3)	(11.7)	(0.3)
Tax provision	106.5	88.5	106.5	88.5
Comprehensive financing cost	106.3	89.7	106.3	89.7
Depreciation and amortization	306.6	250.5	306.6	250.5
Monetary loss recorded on revenues	—	—	—	—
Monetary gain recorded on cost	0.2	5.4	0.2	5.4

	507.9	433.5	507.9	433.5

EBITDA	1,026.7	862.8	1,026.7	862.8

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

We invite you to visit our corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.

We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.

EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.

We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes. We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.

EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings.

EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through its more than 1,440 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts, term deposits, pension-fund management and insurance.

Investor and Press Inquiries:

Rolando VillarrealHead of Investor RelationsGrupo Elektra S.A. de C.V.Tel. +52 (55) 1720-7819Fax. +52 (55) 1720-7822 rvillarreal@elektra.com.mx

Samantha PescadorInvestor RelationsGrupo Elektra S.A. de C.V.Tel. +52 (55) 1720-7819Fax. +52 (55) 1720-7822 spescador@elektra.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: Year: 2005

BREAKDOWN OF INVESTMENT IN SHARES
(Thousands of Mexican Pesos)
ANNEX 3

						TOTAL AMOUNT
	NAME OF THE		MAIN	NUMBER	% OF	Acquisition	Current
	COMPANY		ACTIVITIES	OF SHARES	OWNERSHIP	Cost	Value

ASSOCIATED COMPANIES
		COMUNICACIONES AVANZADAS, S.A. DE C.V.	HOLDING COMPANY	371,853	35.84	260,538	697,402
2		TV AZTECA, S.A. DE C.V.	HOLDING COMPANY	7,522,716	0.40	7,523	48,610
3		BANCO AZTECA (PANAMA)	FINANCIAL SERVICES	1,000	100.00	112,400	113,547
4		OTRAS ASOCIADAS	NINETEEN	1	—	100,866	104,366

TOTAL INVESTMENT IN ASSOCIATED COMPANIES						481,327	963,925

OTHER PERMANENT INVESTMENTS							—

TOTAL							963,925

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 1 Year: 2005

BANK DEBT BREAKDOWN
(Thousands of Mexican Pesos)
ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Credit Type /	Amortization	Interest		More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Until 1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years

UNSECURED DEBT

BANCO DE MEXICO, S.A.	5/30/2009	8.29		1,894,836

TOTAL			—	1,894,836	—	—	—	—	—	—

STOCK MARKET DEBT

STOCK MARKET CERTIFICATES	2/23/2006	11.69	400,000

STOCK MARKET CERTIFICATES	5/19/2005	11.77	600,000

NACIONAL FINANCIERA, S.N.C.	3/19/2012	10.94		2,600,000

ACCRUED INTEREST	4/15/2005		17,967

TOTAL			1,017,967	2,600,000	—	—	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 1 Year: 2005

CREDITS BREAKDOWN

ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Credit Type /	Amortization	Interest		More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Until 1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years

SUPPLIERS
FACTORING			1,544,829
LG ELECTRONICS MEXICO, S.A. DE C.V.	29/06/2005		441,069
SONY DE MEXICO S.A DE C.V	30/04/2005		411,993
MABE EXPORT SA DE CV	29/06/2005		364,022
WHIRLPOOL MEXICO, S.A. DE C.V.	29/07/2005		308,847
SAMSUNG ELECTRONICS MEXICO, S.A. DE C.V.	29/06/2005		268,780
DAEWOO ELECTRONICS CORPORATION DE MEXICO, S.A. DE C.V.	13/06/2005		188,275
PANASONIC DE MEXICO, S.A. DE C.V.	29/05/2005		169,932
OTROS			83,914		550
PHILIPS MEXICANA, S.A. DE C.V.	30/05/2005		65,552
BRIGHTSTAR DE MEXICO S.A. DE C.V.	15/05/2005		58,260
HEWLETT-PACKARD MEXICO, S. DE R.L. DE C.V.	14/05/2005		49,511
GTW DE MEXICO S. DE R.L. DE C.V.	30/04/2005		41,546
KOBLENZ ELECTRICA, S.A. DE C.V.	29/06/2005		28,308
BICICLO, S.A. DE C.V.	28/06/2005		22,435
MAYTAG COMERCIAL S DE R.L. DE C.V.	15/07/2005		22,273
AVATAR TECHNOLOGY INC.	02/05/2005		20,088
LONCIN GROUP IMPORT AND EXPORT CO L	02/05/2005		19,577
CELLSTAR MEXICO S.A DE C.V.	06/05/2005		14,919
FUJIFILM DE MEXICO, S.A. DE C.V.	15/05/2005		14,524
BICICLETAS MERCURIO, S.A. DE C.V.	29/06/2005		12,261
SUMBEAM MEXICANA, S.A. DE C.V.	26/06/2005		12,144
CALENTADORES CINSA S.A. DE C.V.	29/05/2005		11,778
MAGISTRONI S.A. DE C.V.	27/05/2005		10,756
DISTRIBUIDORA DE BICICLETAS BENOTTO, S.A. DE C.V.	12/06/2005		8,744
MABE MEXICO, S. de R.L. de C.V.	03/05/2005		8,503
NOKIA MEXICO S.A. DE C.V.	20/05/2005		7,472
MATTEL DE MEXICO S.A. DE C.V.	30/04/2005		6,388
LATIN AMERICA					116,131

TOTAL SUPPLIERS			4,216,699	—	116,681	—	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 1 Year: 2005

CREDITS BREAKDOWN

ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Credit Type /	Amortization	Interest		More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Until 1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years

OTHER LIABILITIES
OTHER			20,934,630		87,439

OTHER CURRENT LIABILITIES AND OTHER CREDITS			20,934,630	—	87,439	—	—	—	—	—

			26,169,296	4,494,836	204,120	—	—	—	—	—

NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	11.17
LEMPIRAS	19.06
QUETZALES	7.60
SOLES	3.26

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Mexican Pesos)
ANNEX 6

	U.S. DOLLARS		OTHER CURRENCIES		TOTAL
	Thousands	Thousands	Thousands	Thousands	THOUSANDS
FOREIGN MONETARY POSITION	of U.S. Dollars	of Pesos	of U.S. Dollars	of Pesos	OF PESOS

TOTAL ASSETS	285,362	3,187,489	28,265	315,725	3,503,214
TOTAL LIABILITIES	220	2,454	18,054	201,666	204,120
SHORT-TERM LIABILITIES	220	2,454	18,054	201,666	204,120
LONG-TERM LIABILITIES	—	—	—	—	—

NET BALANCE	285,142	3,185,035	10,211	114,059	3,299,094

NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	11.17
LEMPIRAS	19.06
QUETZALES	7.60
SOLES	3.26

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
(Thousands of Mexican Pesos)
ANNEX 7

	MONETARY	MONETARY	MONETARY	MONTHLY	GAIN
MONTH	ASSETS	LIABILITIES	POSITION	INFLATION	(LOSS)

JANUARY	5,127,578	7,434,039	2,306,460	0.00	82

FEBRUARY	5,163,416	7,458,549	2,295,132	0.33	7,647

MARCH	5,199,033	7,470,433	2,271,401	0.45	10,238

			—

			—

			—

			—

			—

			—

RESTATEMENT			—		(17)

CAPITALIZATION			—		—

FOREIGN CORP.			—		—

OTHER			—		—

TOTAL					17,950

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET

ANNEX 8

FINANCIAL LIMITATIONS IN ACCORDANCE WITH INDENTURES

NOT APPLICABLE

CURRENT SITUATION OF FINANCIAL LIMITATIONS

NOT APPLICABLE

BONDS AND/OR MEDIUM-TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION %

NOT APPLICABLE

NOTES:
THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY DOES NOT HAVE ANY PLANTS OR PRODUCTION FACILITIES, AND ITS ACTIVITIY IS PERFORMED THROUGH ITS MORE THAN 1037 BRANCHES (MOST OF THEM ARE LEASED), LOCATED THROUGHOUT MEXICO, CENTRAL AND SOUTH AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

DOMESTIC	MAIN SUPPLIERS	IMPORTED	MAIN SUPPLIERS	DOMESTIC	COST OF PRODUCTION (%)

NOT APPLICABLE

NOTES:
THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY ONLY COMMERCIALIZES FINISHED GOODS AND DOES NOT HAVE ANY PRODUCTION PROCESS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT
DOMESTIC SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES		MARKET	MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS
MARK-UP				1,692,363
VIDEO			475	989,865
OTHER				472,686
TELEPHONES			279	426,923
AUDIO			265	421,380
WASHERS AND DRYERS			118	376,853
INTEREST INCOME INVESTMENTS				351,694
REFRIGERATORS			78	290,372
STOVES AND GRILLS			144	266,390
COMPUTERS			62	195,290
MATTRESSES			120	177,138
LIVING ROOM FURNITURE			31	165,958
DINING ROOM FURNITURE			48	133,880
MONEY TRANSFERS				113,964
BYCICLES			75	103,888
BEDS AND BUNK BEDS			54	99,818
SMALL APPLIANCES			321	73,463
ENTERTAINMENT GAMES			25	66,432
EXTENDED WARRANTIES				46,585
AIR CONDITONERS			34	39,058
TRANSPORTATION			3	32,576
SEWING MACHINES			20	30,837
TABLES			10	10,870
PHOTO DEVELOPING			187	9,808
BEDROOM FURNITURE			2	7,746
DINING SETS			3	6,287
KITCHENS			0	2,374
FOOD			0	2,123
BOOKCASES			1	2,011
CUPBOARDS			7	1,927
BUSINESS			0	944
TOOLS			0	671
TYPEWRITING MACHINES			1	585
BOX SPRING			1	573
CHAIRS			1	539
BIPERS			0	300
VACUUM CLEANERS			0	102
WARDROBES			0	65

TOTAL			2,365	6,614,337

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES			MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	COSTUMERS
SALES				434,178	LATIN AMERICA
MONEY TRANSFERS				129,967	UNITED STATES
PENALTY INTEREST				5,197	LATIN AMERICA
EXTENDED WARRANTIES				1,749	LATIN AMERICA

TOTAL				571,091

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

ANALYSIS OF CAPITAL STOCK

FEATURES OF THE COMMON SHARES

				NUMBER OF SHARES			CAPITAL STOCK
	FACE	CURRENT	FIXED	VARIABLE		FREE	(Thousands of Pesos)
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE

ONLY	2.30500	—	244,094,567		78,222,947	165,871,620	564,274

TOTAL			244,094,567	—	78,222,947	165,871,620	564,274	—

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK AT THE DATE OF REPORTING :
244,094,567

SHARES PROPORTION BY:
CPOSs:
UNITS:
ADRs:
GDRs:
ADSs:
GDSs:

REPURCHASED OWN SHARES
	NUMBER	AVERAGE COST	MARKET PRICE
SERIES	OF SHARES	OF REPURCHASE	AT END OF QUARTER

ONLY	5,784,640	74.20000	89.49000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

PROJECTS INFORMATION

ANNEX 13

NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES
Information related to Statement B-15
ANNEX 14

NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

DECLARATION OF THE DIRECTORS OF THE COMPANY RESPONSIBLE FOR THE INFORMATION

We declare under oath that we state the truth that, between our respective functions, we prepare the relative information of the issuer found in this present quarterly financial information report that, between our loyal knowledge and understanding, reflects on a reasonable manner its situation. In the same manner, we state that we do not have any knowledge of relevant information being omitted or stated wrongfully in the present quarterlyfinancial information report or that the same report contains false information that that could mislead investors.

/s/ Javier Sarro Cortina	/s/ Rodrigo Pliego Abraham
LIC. JAVIER SARRO CORTINA	ING. RODRIGO PLIEGO ABRAHAM
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

MEXICO CITY AT APRIL 21, 2005